UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Daisan Ginko

(Name of Subject Company)

The Daisan Bank, Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

The Daisan Bank, Ltd.

(Name of Person(s) Furnishing Form)

Ordinary Shares and Series A Preference Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Mr. Kazuya Kawase, Director and Executive Officer

c/o The Daisan Bank, Ltd.

510 Kyomachi, Matsusaka-shi, Mie, 515-8130 Japan

+81 598 23 1111

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Part I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit Number	Description

1	English translation of the notice regarding the basic agreement in relation to the business integration between The Mie Bank, Ltd. and The Daisan Bank, Ltd.*

2	English translation of the notice regarding execution of final agreement relating to business integration by way of joint share transfer between The Mie Bank, Ltd. and The Daisan Bank, Ltd. and preparation of share transfer plan, and its attachment entitled “Final Agreement, etc., relating to Business Integration.”**

3	English translation of the notice of a correction to the notice regarding execution of final agreement relating to business integration by way of joint share transfer between The Mie Bank, Ltd. and The Daisan Bank, Ltd. and preparation of share transfer plan, and its attachment entitled “Final Agreement, etc., relating to Business Integration.”

(b) Not applicable.

* Previously filed with the Securities and Exchange Commission on March 1, 2017.

** Previously filed with the Securities and Exchange Commission on September 15, 2017.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press releases included as Exhibit 1, Exhibit 2 and Exhibit 3.

Part II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

Part III - CONSENT TO SERVICE OF PROCESS

(1)	The Daisan Bank, Ltd. filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on March 1, 2017.

Part IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Daisan Bank, Ltd.

By:	/s/ Kazuya Kawase
Name: Kazuya Kawase
Title: Director and Executive Officer
Date: 11/10/2017

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